Exhibit 99.1

News Release

2018-43

Contact

Dianne VanBeber

Vice President, Investor Relations

Dianne.vanbeber@intelsat.com

+1 703 559 7406 (o)

+1 703 627 5100 (m)

Intelsat Announces Proposed Offering of $700 Million of Intelsat Jackson 8.500% Senior Notes due 2024

Luxembourg, 2 October 2018

Intelsat S.A. (NYSE: I) (“Intelsat”), operator of the world’s first Globalized Network and leader in integrated satellite communications, announced today that its subsidiary Intelsat Jackson Holdings S.A. (“Intelsat Jackson”) intends to offer $700 million aggregate principal amount of its 8.500% Senior Notes due 2024 (the “Notes”). The offering would constitute an offering of additional notes having the same terms as Intelsat Jackson’s existing 8.500% Senior Notes due 2024 (other than issue price).

Intelsat Jackson intends to use the net proceeds from the sale of the Notes to fund the repurchase or redemption of all of Intelsat Jackson’s outstanding 7.50% Senior Notes due 2021 (the “2021 Senior Notes”) which are not earlier redeemed or repurchased, and expects to discharge the 2021 Senior Notes in full.

The Notes will be offered and sold to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to persons outside the United States in accordance with Regulation S under the Securities Act and applicable exemptions from registration, prospectus or like requirements under the laws and regulations of the relevant jurisdictions outside the United States. The Notes will not be registered under the Securities Act and, unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. The Notes will also not be registered in any jurisdiction outside of the United States and no action or steps will be taken to permit the offer of the Notes in any such jurisdiction where any registration or other action or steps would be required to permit an offer of the Notes.

The Notes may therefore not be offered or sold in any such jurisdiction except pursuant to an exemption from, or in a transaction not subject to, the relevant requirements of laws and regulations of such jurisdictions.

No prospectus as required by the Directive 2003/71/EC (and the implementing laws and regulations in the relevant member states) has been filed with respect to the Notes and therefore no offers of Notes may be made in any Member States of the European Economic Area unless made pursuant to an exemption under the Directive 2003/71/EC (and the implementing laws and regulations in the relevant Member States).

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other securities of Intelsat, nor shall there be any offer, solicitation or sale of the Notes in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

About Intelsat

Intelsat S.A. (NYSE: I) operates the world’s first Globalized Network, delivering high-quality, cost-effective video and broadband services anywhere in the world. Intelsat’s Globalized Network combines the world’s largest satellite backbone with terrestrial infrastructure, managed services and an open, interoperable architecture to enable customers to drive revenue and reach through a new generation of network services. Thousands of organizations serving billions of people worldwide rely on Intelsat to provide ubiquitous broadband connectivity, multi-format video broadcasting, secure satellite communications and seamless mobility services. The end result is an entirely new world, one that allows us to envision the impossible, connect without boundaries and transform the ways in which we live.

Intelsat Safe Harbor Statement

Statements in this news release, including statements regarding the offering of the Notes, constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Known risks include, among others, the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2017, and its other filings with the U.S. Securities and Exchange Commission and risks and uncertainties related to our ability to consummate the offering of the Notes.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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